MANAGEMENT'S DISCUSSION AND ANALYSIS FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2019

SSR Mining Inc.	MD&A Q3 2019 | 1

CONTENTS

1	Third Quarter 2019 Highlights
2	Outlook
3	Business Overview
4	Results of Operations
5	Summarized Financial Results
6	Financial Instruments and Related Risks
7	Risks and Uncertainties
8	Non-GAAP Financial Measures
9	Critical Accounting Policies and Estimates
10	Internal Control over Financial Reporting and Disclosure Controls and Procedures
11	Cautionary Notes Regarding Forward-Looking Statements and Mineral Reserves and Mineral Resources Estimates

SSR Mining Inc.	MD&A Q3 2019 | 2

MANAGEMENT'S DISCUSSION AND ANALYSIS OF THE FINANCIAL POSITION AND RESULTS OF OPERATIONS FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2019

This Management's Discussion and Analysis ("MD&A") is intended to supplement the unaudited condensed consolidated interim financial statements of SSR Mining Inc., ("we", "us", "our" or "SSR Mining") for the three and nine months ended September 30, 2019, and the related notes thereto, which have been prepared in accordance with International Financial Reporting Standards ("IFRS"), as issued by the International Accounting Standards Board ("IASB"), applicable to the preparation of interim financial statements, including IAS 34, Interim Financial Reporting.

All figures are expressed in U.S. dollars except where otherwise indicated. References to CAD refer to Canadian dollars, and ARS to Argentine pesos. This MD&A has been prepared as of November 5, 2019, and should be read in conjunction with the unaudited condensed consolidated interim financial statements for the three and nine months ended September 30, 2019.

Additional information, including our Annual Information Form and Annual Report on Form 40-F for the year ended December 31, 2018, is available on SEDAR at www.sedar.com, and on the EDGAR section of the U.S. Securities and Exchange Commission ("SEC") website at www.sec.gov.

This MD&A contains "forward-looking statements" that are subject to risk factors set out in a cautionary note contained in Section 11 herein. We use certain non-GAAP financial measures in this MD&A; for a description of each of these measures, please see the discussion under "Non-GAAP Financial Measures" in Section 8 of this MD&A.

1.THIRD QUARTER 2019 HIGHLIGHTS

▪
Strong financial performance: Reported positive income from mine operations at all operations totaling $51.9 million, net income of $18.1 million and adjusted attributable net income of $28.4 million, or $0.23 per share.(1)

▪	On track for higher annual gold equivalent production: Achieved quarterly consolidated production of 104,775 gold equivalent ounces at cash costs of $759 per payable ounce of gold sold.(1)

▪
Record production and cash costs at the Seabee Gold Operation: Produced a record 32,345 ounces of gold at record low cash costs of $373 per payable ounce of gold sold under SSR Mining management.(1) Achieved higher gold recovery of 98.8% and gold grade of 12.4 g/t, quarterly records for the operation under our ownership.

▪
Strong operating performance at the Marigold mine: Produced 52,968 ounces of gold at lower cash costs of $822 per payable ounce of gold sold. Stacked 6.4 million tonnes of ore at a higher quarterly gold grade of 0.51 g/t.(1) Total material mined was over 19 million tonnes, continuing to demonstrate strong and efficient operating practices.

▪
Improved production at Puna Operations: Increased silver mill feed grade and recovery led to 1.7 million ounces of silver production at cash costs of $14.22 per payable ounce of silver sold.(1) Ore mined was significantly higher than ore milled, increasing the stockpile in advance of the rainy season.

▪	Exploration success at Marigold's Red Dot deposit: We expect to extend the current Marigold life of mine plan into the early 2030s with Red Dot phases 1, 2 and 3.

▪	Maintained strong balance sheet and liquidity: Increased cash balance to $474 million and total liquidity of approximately $526 million including our marketable securities.

▪
Consolidated 100% ownership in Puna Operations: Completed acquisition of the remaining 25% interest in Puna Operations leading to an immediate increase in silver production profile and improved operational flexibility.

▪	Exercised equity participation right in SilverCrest Metals financing: Maintaining our 9.8% interest and exposure to the high grade Las Chispas project.

▪
Marigold mine EIS permit received: Subsequent to September 30, 2019, Marigold received a positive Record of Decision on its Environmental Impact Statement ("EIS"). The receipt of the EIS permits the expansion of mining, including Red Dot and its associated facilities.

(1)
We report the non-GAAP financial measures of cash costs per payable ounce of gold and silver sold and adjusted attributable net income to manage and evaluate operating performance at the Marigold mine, the Seabee Gold Operation and Puna Operations. See “Non-GAAP Financial Measures” in Section 8.

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2.	OUTLOOK

This section of the MD&A provides management's production, cost, capital, exploration and development expenditure estimates for 2019. These are “forward-looking statements” and subject to the cautionary note regarding the risks associated with forward-looking statements contained in Section 11. Cash costs per payable ounce of gold and silver sold are non-GAAP financial measures. Please see the discussion under "Non-GAAP Financial Measures" in Section 8.
Our production and cash cost guidance is unchanged from that reported on August 8, 2019. For the full year 2019, we expect:

Operating Guidance		Marigold mine	Seabee Gold Operation	Puna Operations
Gold Production	oz	205,000 - 220,000	100,000 - 110,000	—
Silver Production	Moz	—	—	6.5 - 7.5
Lead Production	Mlb	—	—	20.0 - 22.0
Zinc Production	Mlb	—	—	7.0 - 9.0
Cash Cost per Payable Ounce Sold (1)	$/oz	780 - 800	475 - 505	9.75 - 11.25
Sustaining Capital Expenditures (2)	$M	45	25	15
Capitalized Stripping / Capitalized Development	$M	10	12	24
Exploration Expenditures (3)	$M	9	6	1

(1)
We report the non-GAAP financial measure of cash costs per payable ounce of gold and silver sold to manage and evaluate operating performance at the Marigold mine, the Seabee Gold Operation and Puna Operations. See “Non-GAAP Financial Measures” in Section 8.

(2)	Sustaining capital expenditures for Puna Operations exclude initial capital expenditures related to the development of the Chinchillas project. Excludes capitalized exploration expenditures.

(3)	Includes capitalized and expensed exploration expenditures.

In 2019, we expect to produce, on a consolidated basis, 400,000 gold equivalent ounces at gold equivalent cash costs of between $710 and $760 per payable ounce sold.

At Marigold, sustaining capital expenditure guidance has been increased to $45 million reflecting the delivery of a replacement hydraulic loading unit in the fourth quarter. The loader was anticipated to be acquired in 2020, but due to favorable lead times the purchase has been advanced.

Gold equivalent figures for our 2019 operating guidance are based on a gold-to-silver ratio of 85:1. Cash costs and capital expenditures guidance is based on an oil price of $65 per barrel and exchange rate of 1.25 Canadian dollars to one U.S. dollar.

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3.	BUSINESS OVERVIEW

Strategy

We are a Canadian-based resource company focused on the operation, acquisition, exploration and development of precious metal resource properties located in the Americas. We have three producing mines and a portfolio of precious metal dominant projects located throughout the Americas. Our focus is on safe, profitable gold and silver production from our Marigold mine in Nevada, U.S., our Seabee Gold Operation in Saskatchewan, Canada, and our Puna Operations in Jujuy, Argentina.

Corporate summary

SSR Mining has an experienced management team of mine-builders and operators with proven capabilities. We have a strong balance sheet with $474.5 million in cash and cash equivalents as at September 30, 2019. We are committed to delivering safe production through relentless emphasis on Operational Excellence. We are also focused on growing production and Mineral Reserves through the exploration and acquisition of assets for accretive growth, while maintaining financial strength.

On March 19, 2019, we issued $230.0 million aggregate principal amount of 2.50% unsecured convertible senior notes (the “2019 Notes”) for net proceeds of $222.9 million after payment of commissions and expenses related to the offering. For a full description of the 2019 Notes, see the “Capital Resources” discussion in Section 5.

Of the proceeds from the 2019 Notes, $152.3 million was used to repurchase, in separate privately negotiated transactions, $150 million of our outstanding $265 million 2.875% senior convertible notes issued in 2013 (the "2013 Notes").

On June 27, 2019, we acquired approximately 8,900 hectares contiguous to the Marigold mine, comprised of a 100% interest in the Trenton Canyon and Buffalo Valley properties (the "Properties") from Newmont Goldcorp Corporation and Fairmile Gold Mining, Inc., net of a 0.5% net smelter returns royalty on the Properties. The aggregate purchase price included $22 million in cash and the assumption of related long-term environmental and reclamation obligations then valued at approximately $13 million. The acquisition of the Properties increases Marigold's land position by 84%, provides an opportunity to increase gold Mineral Resources and adds multiple zones of mineralization as potential exploration targets.

On July 23, 2019, we elected to exercise our equity participation right pursuant to our agreement with SilverCrest Metals Inc. ("SilverCrest") dated November 28, 2018 to purchase up to 780,000 common shares of SilverCrest on the same terms as the bought deal offering announced by SilverCrest on July 23, 2019 (the "Offering"). On August 19, 2019, we announced the completion of the transaction to purchase 780,000 common shares of SilverCrest at a price of C$5.85 for total consideration of $3.4 million. Upon closing of the Offering, we own approximately 9.8% of the issued and outstanding common shares of SilverCrest on a non-diluted basis.

On September 18, 2019, we closed the acquisition of the remaining 25% interest in Puna Operations Inc. from Golden Arrow Resources Corporation ("Golden Arrow") for aggregate consideration totaling approximately $32.4 million (the "Transaction"). The Transaction allowed us to consolidate ownership in Puna Operations and streamlines our reporting structure, and is expected to allow for cost savings and operational flexibility. The Transaction also provides us with near-term low-risk silver production growth, with our 2019 annual silver production expected to increase to 7.0 million ounces, based on mid-point of our revised guidance. Under the terms of the Transaction, aggregate consideration consisted of the following:

▪	$2.3 million in cash;

▪	$11.4 million for the cancellation of the outstanding principal and accrued interest on the non-revolving term loan to Golden Arrow;

▪
$18.2 million in common shares of SSR Mining determined by the closing price of our common shares on the Toronto Stock Exchange on the last trading day prior to the closing date of the Transaction; and

▪	$0.5 million for the transfer to Golden Arrow of 4,285,714 of their common shares held by us.

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Market overview

Metal prices

In the third quarter of 2019, the average gold price of $1,472 per ounce increased from the average gold price of $1,310 per ounce in the second quarter of 2019. The average silver price over the same periods was $16.98 per ounce and $14.89 per ounce, respectively. Gold and silver prices rose sharply over the quarter, peaking in early September, before moderating to close the quarter at $1,485 per ounce and $17.26 per ounce, respectively. Our realized gold sales price for the third quarter of 2019 was $1,480 per ounce, 13% higher than for the second quarter of 2019 and $8 per ounce above the quarterly average. The average gold and silver price for the nine months ended September 30, 2019 was $1,363 per ounce and $15.83 per ounce, respectively, compared to $1,283 per ounce and $16.10 per ounce, respectively, for the nine months ended September 30, 2018. Our realized gold sales price for the nine months ended September 30, 2019 was $1,364, 7% higher than for the comparative period of 2018.

The gold and silver prices began the third quarter with the same positive momentum generated at the end of the second quarter of 2019. Two overarching themes lent support to the precious metals sector over the third quarter. The first theme was the move by various Central Banks to continue or project interest rate cuts, resulting in reduced bond yields. The second theme was a general move away from risk and increased appetite for safe-haven assets like gold. Significant events supporting a movement away from risk included the ongoing trade war between China and the United States, the air attack on Saudi Arabia's largest oil facility, uncertainty over Brexit, unrest amongst the populace in Hong Kong and impeachment proceedings advancing against the President of the United States.

Currency and commodity markets

During the third quarter of 2019, the Canadian dollar averaged approximately 1.32 CAD per 1 U.S. dollar, as compared with 1.34 CAD per 1 U.S. dollar in the second quarter of 2019. After a strong finish to the second quarter of 2019, the Canadian dollar opened at 1.31 CAD per 1 U.S. dollar and rallied to 1.30 before spending the rest of the quarter on weaker footing, closing at 1.32 CAD per 1 U.S. dollar. The Canadian and U.S dollar pairing have spent the year trading at an average of 1.33 CAD per 1 U.S. dollar, plus or minus 200 basis points, with the pattern dependent upon oil prices, trade tensions with the United States, and a divergence in Canadian Central Bank monetary policy relative to the United States Federal Reserve. Our exposure to the Canadian dollar is significant due to our Seabee Gold Operation and we have continued our risk management hedging program to protect a portion of our Canadian dollar operating costs through 2020.

After weakening significantly in the first quarter of 2019, the Argentine peso stabilized and traded between 43 ARS to 45 ARS per 1 U.S. dollar for most of the second quarter, at the lower end of the “no intervention” zone of approximately 40 ARS to 51 ARS per 1 U.S. dollar set by the Central Bank of Argentina effective until the end of 2019. However, in early August 2019, the weakening trend continued when the Argentine peso rose to 45 ARS per 1 U.S. dollar. Over a period of five days, the Argentine peso devalued to ARS 60 per 1 U.S. dollar, before settling at ARS 57 per 1 U.S. dollar to close the third quarter. The rapid devaluation was a result of the incumbent political party led by Mauricio Macri losing the primary elections by a larger margin than anticipated. The Argentine peso continues to be impacted by several factors, including hyper-inflation, weak economic data and expectations regarding the presidential election scheduled in the fourth quarter of 2019. During 2019, the Argentine peso has devalued by 53% relative to the U.S. dollar.

West Texas Intermediate (“WTI”) oil prices have been largely range-bound between $53 and $59 per barrel in the third quarter of 2019, except for in early September following an air attack on Saudi Arabia's largest oil facility. WTI oil prices spiked from $55 to $63 per barrel after the attack, before moderating through the remainder of the third quarter to close at $54 per barrel at September 30, 2019. Despite continuing geo-political tensions in the Middle East, the WTI oil price has remained steady due to concerns of flat to declining demand, combined with strong supply. Our Marigold mine continues to protect its diesel price risk through hedging activity, with continued price protection through to 2021.

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Consolidated financial summary
(presented in thousands of USD, except for per share value)

Selected Financial Data (1)
	Three months ended September 30,		Nine months ended September 30,
All figures in thousands, except for per share amounts	2019	2018	2019	2018
Revenue	$147,848	$115,033	$429,247	$316,963
Income from mine operations	51,906	21,875	111,970	60,309
Gross margin (%) (1)	35%	19%	26%	19%
Operating income	39,891	10,220	79,110	26,834
Net income	18,132	2,228	36,278	2,513
Basic attributable income per share	0.17	0.05	0.31	0.08
Adjusted attributable income before tax (1)	43,066	14,025	82,054	33,813
Adjusted attributable net income (1)	28,432	10,781	62,435	28,513
Adjusted basic attributable income per share (1)	0.23	0.09	0.51	0.24
Cash generated by operating activities	52,502	35,374	85,566	63,513
Cash used in investing activities	(29,308)	(56,021)	(108,025)	(52,903)
Cash generated by financing activities	2,572	2,449	80,804	8,613

Financial Position	September 30, 2019		December 31, 2018
Cash and cash equivalents		$474,479		$419,212
Marketable securities		51,132		29,542
Current assets		849,959		733,119
Current liabilities		213,649		83,254
Working capital (1)		636,310		649,865
Total assets		1,688,443		1,521,138

(1)
We report non-GAAP financial measures including gross margin, adjusted attributable income before tax, adjusted attributable net income, adjusted basic attributable income per share, and working capital to manage and evaluate our operating performance. See "Non-GAAP Financial Measures" in Section 8.

Quarterly financial summary

Revenue in the third quarter of 2019 increased 29% relative to the comparative quarter of 2018, mainly due to a higher realized gold price at Marigold mine and Seabee Gold Operation and higher silver ounces sold at Puna Operations, offset partially by a decrease in gold ounces sold.

Income from mine operations of $51.9 million in the third quarter of 2019 generated a gross margin of 35%, an increase from the 19% gross margin generated in the third quarter of 2018. Relative to the prior quarter, income from mine operations generated at all our operations were higher mainly due to a 22% increase in realized gold prices at the Marigold mine and Seabee Gold Operation and a 12% increase in the realized silver price at Puna Operations.

In the third quarter of 2019, we generated net income of $18.1 million, an increase compared to net income of $2.2 million in the third quarter of 2018.

Cash generated from operating activities in the third quarter of 2019 increased to $52.5 million compared to $35.4 million generated in the third quarter of 2018. All mine operations generated higher revenue driven primarily by higher realized gold and silver prices. Cash from operating activities was negatively impacted by a $9.4 million increase in non-cash working capital compared to a $7.6 million decrease in the third quarter of 2018,

Investing activities used $29.3 million of cash in the third quarter of 2019. This included expenditures of $14.7 million on property, plant and equipment, capitalized stripping costs of $3.6 million, underground development costs of $3.4 million and $3.3 million on the Chinchillas project. In the third quarter of 2018, we invested $37.0 million in property, plant and equipment and $13.6 million on the Chinchillas project.

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Cash generated from financing activities was $2.6 million in the third quarter of 2019, compared to cash generated of $2.4 million in the third quarter of 2018.

Year-to-date financial summary

Revenue for the nine months ended September 30, 2019 increased by 35% compared to the nine months ended September 30, 2018 due primarily to a 75% increase in payable ounces of silver sold at Puna Operations. In addition, payable ounces of gold sold at the Marigold mine and Seabee Gold Operation increased by 12% and 15%, respectively, at 7% higher realized gold prices.

Income from mine operations for the nine months ended September 30, 2019 of $112.0 million generated a gross margin of 26%, compared to a 19% gross margin for the nine months ended September 30, 2018, primarily due to higher realized gold and silver prices. Net income for the nine months ended September 30, 2019 was $36.3 million, compared to net income of $2.5 million for the comparative period 2018.

Cash generated by operating activities for the nine months ended September 30, 2019 increased to $85.6 million compared to $63.5 million for the nine months ended September 30, 2018.

Investing activities used $108.0 million for the nine months ended September 30, 2019 compared to using $52.9 million for the nine months ended September 30, 2018. For the nine months ended September 30, 2019, we invested $37.0 million in property, plant and equipment, $22.0 million to acquire the Trenton Canyon and Buffalo Valley properties in Nevada, $19.5 million in capitalized stripping costs and $14.2 million in the Chinchillas project. We also received $7.5 million in interest. For the nine months ended September 30, 2018, we received $63.4 million from the sale of marketable securities, which was partially offset by investing $57.2 million in property, plant and equipment, and $41.4 million on the Chinchillas project.

Cash generated by financing activities for the nine months ended September 30, 2019 increased to $80.8 million compared to $8.6 million for the nine months ended September 30, 2018. In the nine months ended September 30, 2019 we redeemed a portion of our 2013 Notes for $152.3 million and issued the 2019 Notes for net proceeds of $222.9 million. Additionally, we received proceeds from stock option exercises of $7.1 million and funding, prior to the acquisition of the non-controlling interest, from our joint venture partner of $3.7 million.

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4.	RESULTS OF OPERATIONS

Consolidated results of operations

The following table presents consolidated operating information for our Marigold mine, our Seabee Gold Operation and our Puna Operations, which is comprised of the Pirquitas and Chinchillas properties. Additional operating information is provided in the sections relating to the individual operations.

	Three months ended
Operating data	September 30 2019	June 30 2019	March 31 2019	December 31 2018	September 30 2018
Consolidated production and sales:
Gold produced (oz)	85,313	81,461	84,334	74,779	86,290
Silver produced ('000 oz)	1,664	1,486	2,392	1,189	666
Lead produced ('000 lb) (1)	5,304	3,879	6,789	2,735	372
Zinc produced ('000 lb) (2)	2,206	1,539	1,640	4,014	3,241

Gold sold (oz)	78,928	83,978	83,516	72,261	88,787
Silver sold ('000 oz)	1,505	2,679	927	932	623
Lead sold ('000 lb) (1)	4,119	7,652	2,977	1,059	—
Zinc sold ('000 lb) (2)	2,030	5,757	3,218	1,983	382

Cash costs ($/oz) - payable gold from Marigold mine (3)	822	835	812	760	711
Cash costs ($/oz) - payable gold from Seabee Gold Operations(3)	373	526	467	502	447
Cash costs ($/oz) - payable silver from Puna Operations (3)	14.22	9.80	9.94	15.02	17.41

Gold equivalent production (oz) (4)	104,775	98,334	112,513	88,718	94,808

Realized gold price ($/oz) (3)	1,480	1,314	1,303	1,230	1,208
Realized silver price ($/oz) (3)	17.31	14.92	15.35	14.42	15.45

Consolidated costs:
Cash costs per equivalent gold ounce sold ($/oz) (3,4)	759	775	712	757	682
AISC per equivalent gold ounce sold ($/oz) (3,4)	1,155	1,076	1,088	1,145	952

Financial data ($000s)
Revenue	147,848	155,149	126,250	103,712	115,033
Income from mine operations	51,906	29,827	30,237	16,536	21,875

(1)	Data for lead production and sales relate only to lead in lead concentrate.

(2)	Data for zinc production and sales relate only to zinc in zinc concentrate.

(3)
We report the non-GAAP financial measures of realized metal prices, cash costs and all-in sustaining costs ("AISC") per payable ounce of precious metals sold to manage and evaluate operating performance at our mines. For further information, please refer to “Non-GAAP Financial Measures” in Section 8.

(4)
Gold equivalent ounces have been established using the realized metal prices per payable ounce of precious metals sold in the period and applied to the recovered silver metal content produced by the mines. Lead and zinc production are not included in gold equivalent ounces produced.

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Marigold mine, U.S.

	Three months ended
Operating data	September 30 2019	June 30 2019	March 31 2019	December 31 2018	September 30 2018
Total material mined (kt)	19,033	19,254	17,295	17,039	21,284
Waste removed (kt)	12,676	12,185	11,767	11,361	14,411
Total ore stacked (kt)	6,357	7,070	5,528	5,679	6,873
Gold stacked grade (g/t)	0.51	0.38	0.34	0.34	0.32
Gold recovery (%)	77.0	75.0	73.0	72.9	72.3
Strip ratio	2.0	1.7	2.1	2.0	2.1

Mining cost ($/t mined)	1.73	1.65	1.73	1.86	1.51
Processing cost ($/t processed)	1.17	1.01	1.20	1.27	1.12
General and administrative costs ($/t processed)	0.54	0.47	0.54	0.51	0.50

Gold produced (oz)	52,968	54,922	53,151	54,306	58,459
Gold sold (oz)	50,650	59,702	55,517	50,550	59,612

Realized gold price ($/oz) (1)	1,481	1,309	1,303	1,227	1,207

Cash costs ($/oz) (1)	822	835	812	760	711
AISC ($/oz) (1)	1,104	986	930	963	927

Financial data ($000s)
Revenue	74,820	78,039	72,263	61,861	71,848
Income from mine operations	22,064	13,939	12,981	9,977	13,254
Capital expenditures (2)	10,496	6,924	3,167	8,328	25,461
Capitalized stripping	2,031	871	2,293	1,208	2,529
Exploration expenditures (3)	1,990	2,452	3,653	2,096	2,956

(1)
We report the non-GAAP financial measures of realized gold price, cash costs and AISC per payable ounce of gold sold to manage and evaluate operating performance at the Marigold mine. For further information, please refer to “Non-GAAP Financial Measures” in Section 8.

(2)	Includes expansionary capital expenditure of $16 million in the third quarter of 2018. Excludes capitalized exploration expenditures.

(3)	Includes capitalized and expensed exploration expenditures.

Mine production

In the third quarter of 2019, the Marigold mine produced 52,968 ounces of gold, a 4% decrease from the second quarter of 2019, as ores were stacked higher up on the leach pad to allow for the appropriate leach cycle on ores previously stacked at lower elevations. Gold sales for the third quarter totaled 50,650 ounces, 15% lower than the previous quarter, due to lower gold production and a significant inventory drawdown in the second quarter of 2019.

During the third quarter of 2019, 19.0 million tonnes of material were mined, in line with the second quarter of 2019. Approximately 6.4 million tonnes of ore were delivered to the heap leach pads at a grade of 0.51 g/t gold in the quarter. This compares to 7.1 million tonnes of ore delivered to the heap leach pads at a gold grade of 0.38 g/t in the second quarter of 2019. The gold grade to the leach pads was 34% higher compared to the prior quarter, consistent with plan, as we mined higher grade ore in the current phase of the Mackay pit.

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Mine operating costs

Cash costs and AISC per payable ounce of gold sold are non-GAAP financial measures. Please see the discussion under "Non-GAAP Financial Measures" in Section 8.

Cash costs of $822 per payable ounce of gold sold in the third quarter of 2019 were 2% lower than the previous quarter. This was primarily due to more ounces stacked in the quarter due to higher grade combined with an increase in deferred stripping in the third quarter compared to the second quarter, offset partially by lower gold ounces sold. Total mining costs of $1.73 per tonne in the third quarter of 2019 were 5% higher than in the previous quarter primarily due to higher tire and fuel operating costs in the haul fleet. Processing and general and administrative unit costs were 16% and 15% higher, respectively, in the third quarter of 2019 than in the second quarter, due to fewer tonnes stacked while total spend remained stable.

AISC per payable ounce of gold sold increased in the third quarter of 2019 to $1,104 from $986 in the second quarter, due to higher planned sustaining capital expenditures on processing facility upgrades, leach pad expansion, deferred stripping and capitalized maintenance components.

Mine sales

Average realized gold price is a non-GAAP financial measure. Please see the discussion under "Non-GAAP Financial Measures" in Section 8.

A total of 50,650 ounces of gold were sold at an average realized gold price of $1,481 per ounce during the third quarter of 2019, a decrease of 15% from the 59,702 ounces of gold sold at an average realized gold price of $1,309 per ounce during the second quarter of 2019. The decrease in ounces sold was primarily due to a build-up of inventory available for sale compared to the prior quarter.

Permitting

On October 30, 2019, Marigold received a positive Record of Decision (“ROD”) from the Bureau of Land Management regarding the new Marigold environmental impact statement. The receipt of the ROD permits mining of the Mackay open pit mineral resource complex including Red Dot and associated features such as leach pads and dumps. Further permitting will be required to mine Mineral Reserves and Resources at Valmy, Trenton Canyon and Buffalo Valley.

Exploration

The main focus of our 2019 exploration program at Marigold has been to increase Red Dot Mineral Reserves. In addition, we have continued exploration drilling for additional Mineral Resources north and south of Red Dot, in the Mackay pit and at Valmy, Crossfire and East Basalt areas. During the third quarter of 2019, we completed a total of 51 reverse circulation drillholes for 17,000 meters on these targets.

During 2019, our Red Dot exploration program focused on geotechnical drilling and engineering with the goal of declaring additional Mineral Reserves at Red Dot. In the third quarter of 2019, we completed preliminary pit designs and related economic evaluations at Red Dot. These evaluations were completed with strict economic return and investment thresholds and were based on current assumptions, which include a gold price of $1,250 per ounce. Based on the results of these evaluations, Red Dot is anticipated to extend the Marigold mine life into the early 2030s, without requiring expansion of the haul fleet or the associated expansion capital.

Also, at Marigold, infill drill results for the Mackay pit and the North and South Red Dot areas are expected to add to Mineral Reserves and Mineral Resources at year-end 2019. Additional information regarding our Marigold exploration program was published in our news release dated July 30, 2019 (which, for greater certainty, is not incorporated by reference herein).

Exploration and permitting activities are scheduled through the fourth quarter of 2019 at the Mackay pit, North and South Red Dot, Valmy, East Basalt, and the newly acquired Trenton Canyon areas, aimed at extending known gold mineralization and discovery. During the third quarter of 2019, we began the first phase of our exploration program at the Trenton Canyon property, which is located immediately south of and adjacent to Marigold.

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Seabee Gold Operation, Canada

	Three months ended
Operating data	September 30 2019	June 30 2019	March 31 2019	December 31 2018	September 30 2018
Total ore milled (t)	77,465	88,424	90,756	86,447	88,273
Ore milled per day (t/day)	842	971	1,008	940	959
Gold mill feed grade (g/t)	12.39	9.83	8.59	10.20	9.52
Gold recovery (%)	98.8	98.4	97.2	97.6	97.1

Mining costs ($/t mined)	61	53	52	57	48
Processing costs ($/t processed)	28	35	28	26	26
General and administrative costs ($/t processed)	59	50	53	63	47

Gold produced (oz)	32,345	26,539	31,183	20,473	27,831
Gold sold (oz)	28,278	24,276	27,999	21,711	29,175

Realized gold price ($/oz) (1)	1,480	1,329	1,302	1,236	1,210

Cash costs ($/oz) (1)	373	526	467	502	447
AISC ($/oz) (1)	715	828	947	728	591

Financial data ($000s)
Revenue	41,331	32,237	36,431	26,890	35,270
Income from mine operations	22,134	11,762	13,672	7,347	11,061
Capital expenditures	5,406	3,358	8,772	625	968
Capitalized development	3,352	3,345	3,379	2,910	1,812
Exploration expenditures (2)	2,131	2,257	3,172	1,661	2,860

(1)
We report the non-GAAP financial measures of realized gold price, cash costs and AISC per payable ounce of gold sold to manage and evaluate operating performance at the Seabee Gold Operation. For further information, please refer to “Non-GAAP Financial Measures” in Section 8.

(2)	Includes capitalized and expensed exploration expenditures.

Mine production

The Seabee Gold Operation produced 32,345 ounces of gold in the third quarter of 2019, a 22% increase from the second quarter, mainly due to higher mill feed head grade and the sale of 1,244 ounces as a result of sludge, fines and cathodes recovered during the third quarter of 2019. Gold sales totaled 28,278 ounces for the third quarter of 2019, an increase of 17% from the second quarter.

The mill achieved an average throughput of 842 tonnes per day over the third quarter, a 13% decline compared to the previous quarter largely due to a power outage caused by electrical transformer damage resulting from lightning strikes. Gold mill feed grade was 12.39 g/t, 25% higher compared to the second quarter due to the mining of higher grade stopes. Gold recovery for the third quarter was 98.8%, in-line with the second quarter.

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Mine operating costs

Cash costs and AISC per payable ounce of gold sold are non-GAAP financial measures. Please see the discussion under "Non-GAAP Financial Measures" in Section 8.

Cash costs per payable ounce of gold sold were $373 in the third quarter of 2019, lower than the $526 in the second quarter of 2019. Lower cash costs per payable ounce sold were primarily the result of producing and selling more ounces due to higher grades. Total mining costs were $61 per tonne in the third quarter of 2019, higher than the previous quarter, resulting from reduced tonnage from the mine partially due to a power outage caused by lightning strikes discussed above. Processing unit costs decreased by 20% in the third quarter of 2019 compared to the second quarter of 2019, but consistent with the first quarter of 2019. The reclassification of certain costs incurred in the first half of the year to capital costs in the third quarter of 2019 impacted processing costs. General and administrative costs per tonne increased by 18% in the third quarter of 2019 compared to the second quarter of 2019, mainly due to an increase in insurance premiums.

AISC per payable ounce of gold sold were $715 in the third quarter of 2019, 14% lower than the $828 in the second quarter of 2019. This decrease was primarily due to lower cash costs and an increase in payable ounces sold for the quarter, offset by higher capital expenditures due mainly to the Tailings Management Facility expansion.

Mine sales

Average realized gold price is a non-GAAP financial measure. Please see the discussion under "Non-GAAP Financial Measures" in Section 8.

A total of 28,278 ounces of gold were sold at an average realized gold price of $1,480 per ounce during the third quarter of 2019, compared to 24,276 ounces of gold sold in the second quarter of 2019, at an average realized gold price of $1,329 per ounce of gold. Gold sales by volume for the third quarter were 16% higher than the second quarter primarily due to higher production as a result of higher gold grades.

Exploration

In 2019, the Seabee Gold Operation planned 45,000 meters of underground drilling and 15,000 meters of surface drilling with the objective to increase and convert Mineral Resources into Mineral Reserves near the Santoy mine. During the third quarter of 2019, close to the Santoy mine area, we completed 13,732 meters of underground drilling in 46 reported drillholes. Our underground drill activities focused mainly on Santoy Gap hanging wall ("Gap HW") with a smaller number of holes completed on the Santoy Gap and Santoy 8A zones. Additional information regarding our Seabee exploration program was published in our news release dated July 30, 2019 (which, for greater certainty, is not incorporated by reference herein). We anticipate that Gap HW will make a positive contribution to Mineral Resources when estimated and reported at year-end 2019.

Greenfields exploration at the Seabee Gold Operation and Fisher property intersected new mineralized zones at the Batman Lake and Mac targets, respectively, where we are targeting new gold discoveries.

In addition, exploration field activities outside the immediate Santoy mine area began in June and continued through the third quarter of 2019. These are now complete for the season and were focused on Mineral Resource discovery at the Seabee Gold Operation and the Fisher project. This work comprised field programs of soil geochemistry, prospecting, trenching, and geologic mapping conducted from fly-in camps located along the Santoy shear zone. Prospecting work located numerous zones of anomalous gold mineralization in bedrock north and south of the Mac area along with a well-developed soil anomaly located 800 meters north of the Santoy mine workings that are expected to be targets for the 2020 drill campaign.

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Puna Operations, Argentina
(amounts presented on 100% basis unless otherwise stated)

	Three months ended
Operating data (1)	September 30 2019	June 30 2019	March 31 2019	December 31 2018	September 30 2018
Total material mined (kt)	3,116	3,304	2,618	897	—
Waste removed (kt)	2,531	3,114	2,469	696	—
Strip ratio	4.3	16.3	16.5	3.5	—
Ore milled (kt)	336	313	345	342	308

Silver mill feed grade (g/t)	165	160	235	133	96
Lead mill feed grade (%)	0.81	0.71	1.07	0.92	—
Zinc mill feed grade (%)	0.60	0.46	0.46	1.14	1.25
Silver recovery (%)	93.5	92.4	91.7	81.5	69.90
Lead recovery (%)	88.1	79.4	83.6	83.1	—
Zinc recovery (%)	49.3	48.1	47.3	49.5	38.1

Mining costs ($/t mined)	2.76	2.33	2.74	2.61	—
Processing costs ($/t milled)	36.34	32.57	29.62	22.18	20.87
General and administrative costs ($/t milled)	9.24	8.27	8.02	8.16	7.98

Silver produced ('000 oz)	1,664	1,486	2,392	1,189	666
Silver sold ('000 oz)	1,505	2,679	927	932	623

Lead produced ('000 lb) (2)	5,304	3,879	6,789	2,735	372
Lead sold ('000 lb) (2)	4,119	7,652	2,977	1,059	—

Zinc produced ('000 lb) (3)	2,206	1,539	1,640	4,014	3,241
Zinc sold ('000 lb) (3)	2,030	5,757	3,218	1,983	382

Realized silver price ($/oz) (4)	17.31	14.92	15.35	14.42	15.45
Realized lead price ($/lb) (4)	0.94	0.85	0.95	0.89	—
Realized zinc price ($/lb) (4)	1.03	1.28	1.27	1.22	1.17

Cash costs ($/oz) (4)	14.22	9.80	9.94	15.02	17.41
AISC ($/oz) (4)	18.66	14.28	19.76	20.45	22.39

Financial Data ($000s)
Revenue	31,697	44,873	17,556	14,961	7,915
Income (loss) from mine operations	7,708	4,126	3,584	(788)	(2,440)
Capital expenditures (5)	3,453	3,119	1,543	3,849	2,390
Capitalized stripping	1,604	7,302	6,191	—	—
Exploration expenditures (5)	229	65	1	21	6

(1)	Data for the fourth quarter of 2018 is for the period subsequent to December 1, 2018, the date upon which commercial production was declared at the Chinchillas mine.

(2)	Data for lead production and sales relate only to lead in lead concentrate.

(3)	Data for zinc production and sales relate only to zinc in zinc concentrate.

(4)
We report the non-GAAP financial measures of realized silver, lead and zinc prices, cash costs and AISC per payable ounce of silver sold to manage and evaluate operating performance at Puna Operations. For further information, please refer to “Non-GAAP Financial Measures” in Section 8.

(5)	Does not include exploration or development of the Chinchillas project.

SSR Mining Inc.	MD&A Q3 2019 | 14

Mine production

Puna Operations produced 1.7 million ounces of silver for the third quarter of 2019, 12% higher than the second quarter of 2019, mainly due to higher mill throughput and silver mill feed grade. Silver sales totaled 1.5 million for the third quarter of 2019.

During the third quarter of 2019, ore was milled at an average throughput of 3,648 tonnes per day, a 6% increase compared to the previous quarter, mainly due to improved performance of the tailings pumping system. During the month of September 2019, following a mill maintenance shutdown, ore was milled at an average throughput of 4,539 tonnes per day. Processed ore in the third quarter of 2019 contained an average silver grade of 165 g/t, a 3% increase compared to the second quarter, consistent with the mine plan and average silver reserve grade. The average silver recovery in the third quarter was 94%, in line with the previous quarter. The strip ratio during the third quarter was 4.3:1, significantly lower than 16.3:1, consistent with the mine plan.

Mine operating costs

Cash costs and AISC per payable ounce of silver sold are non-GAAP financial measures. Please see the discussion under "Non-GAAP Financial Measures" in Section 8.
Cash costs were $14.22 per payable ounce of silver sold in the third quarter of 2019, an increase from the $9.80 per payable ounce of silver sold in the second quarter of 2019, mainly due to lower by-product revenues in the current period and higher operating costs. In addition, fewer costs were deferred to stripping due to the significant decline in strip ratio.
AISC per payable ounce of silver sold in the third quarter of 2019 was $18.66, 31% higher than $14.28 in the second quarter of 2019. The increase in AISC was primarily due to higher cash costs for the period, combined with fewer payable ounces of silver sold at similar sustaining capital costs compared to the prior period, more than offsetting the lower deferred stripping.
During the third quarter of 2018, the Federal Government of Argentina instituted export duties on several goods, including metal concentrate exports. Effective September 3, 2018, the export of silver, lead and zinc concentrates were levied with an export duty of three Argentine pesos per one U.S. dollar of export value. Such export duty is mandated to cease at the end of 2020 and is recoverable for projects such as ours which are protected by fiscal stability agreements. These duties are being included as a component of cash costs pending successful recovery of amounts paid.
Mine sales

Although production was higher in the quarter compared to the previous quarter, sales were significantly lower compared to the second quarter as concentrate inventory that was built up during the first quarter of 2019 was sold in the second quarter. We generally target concentrate sales to align with concentrate production but, due to timing of concentrate shipments, variations will occur. Silver sales totaled 1.5 million ounces in the third quarter of 2019, a 44% decrease from the second quarter of 2019. Lead sales totaled 4.1 million pounds in the third quarter of 2019, a 46% decrease from the second quarter of 2019. Zinc sales totaled 2.0 million pounds in the third quarter of 2019, a 65% decrease from the second quarter of 2019.

Exploration

During the quarter, we mobilized a diamond drill to the Pirquitas property to begin drilling a 3,000 meter exploration program on the Granada target. The Granada target is the projected intersection of the north-dipping past producing historic Potosi vein and the south-dipping Cortaderas Breccia vein which hosts much of the current underground Mineral Resources at Pirquitas.

Chinchillas project, Argentina

During the third quarter of 2019, the final hand over to plant operations of the new tailings system was completed. Engineering work was performed on the tailings system to improve pumping efficiency. Infrastructure work continued in the third quarter, including completion of the diesel fuel station and water management works planned in the Chinchillas project. The project is substantially complete with certain contract close-out and hold-back costs expected to continue into the fourth quarter.

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5.	SUMMARIZED FINANCIAL RESULTS

The following table sets out selected financial results for each of the eight most recently completed quarters, expressed in thousands of USD, except per share and per ounce amounts:

	2019			2018				2017
	Sep-30	Jun-30	Mar-31	Dec-31	Sep-30	Jun-30	Mar-31	Dec-31
Revenue	147,848	155,149	126,250	103,712	115,033	104,028	97,902	107,881

Gold equivalent payable ounces sold	95,112	112,022	93,452	82,439	96,337	80,937	74,922	85,883

Realized gold price ($/oz) (1)	1,480	1,314	1,303	1,230	1,208	1,304	1,334	1,271
Realized silver price ($/oz) (1)	17.31	14.92	15.35	14.42	15.45	16.49	16.79	16.96

Cost of sales	95,942	125,322	96,013	87,177	93,157	82,825	80,671	86,691

Income from mine operations	51,906	29,827	30,237	16,536	21,875	21,203	17,231	21,190
Income (loss) before tax	32,981	13,103	8,897	(7,559)	6,632	9,823	(806)	13,936
Net income (loss)	18,132	12,414	5,732	(2,544)	2,228	2,607	(2,322)	16,850

Attributable income (loss) to equity holders of SSR Mining	20,741	10,631	6,464	(3,486)	6,374	5,117	(1,626)	15,883

Basic attributable income (loss) per share	0.17	0.09	0.05	(0.03)	0.05	0.04	(0.01)	0.14
Diluted attributable income (loss) per share	0.17	0.09	0.05	(0.03)	0.05	0.04	(0.01)	0.14

Cash and cash equivalents	474,479	452,160	461,351	419,212	474,511	493,642	472,901	459,864
Total assets	1,688,443	1,650,222	1,607,142	1,521,138	1,503,717	1,504,987	1,490,123	1,537,454
Working capital (1)	636,310	599,685	616,758	649,865	649,448	671,967	685,731	728,131
Non-current financial liabilities	588,346	169,347	167,643	247,551	243,858	240,234	236,685	233,180

(1)
We report the non-GAAP financial measures realized metal prices per payable ounce of precious metals sold and working capital to manage and evaluate operating performance at our mines. For further information, please refer to “Non-GAAP Financial Measures” in section 8.

The volatility in revenue over the past eight quarters has resulted from variable precious metals prices, which are not under our control, and sales volumes. There are no significant seasonal fluctuations in the results for the presented periods. Over the past eight quarters, realized gold prices have ranged between $1,208 and $1,480 per payable ounce of gold sold and realized silver prices have ranged between $14.42 and $17.31 per payable ounce of silver sold. Sales volumes have been impacted by generally increasing production at the Seabee Gold Operation, normal production variations at the Marigold mine due to its nature as a run-of-mine heap leach operation and increasing production at Puna Operations after commercial production was declared at the Chinchillas mine on December 1, 2018.

Income from mine operations broadly follows the trend in revenue. Gross margins reduced following the Pirquitas pit closure at Puna Operations in early 2017 until the Chinchillas mine was brought into commercial production in December 2018. Certain periods have been impacted by non-cash adjustments. Notably, the fourth quarter of 2017 was positively impacted by a $6.3 million reversal of inventory provision as a result of the extended operational plant life at our Puna Operations due to the Chinchillas project.

SSR Mining Inc.	MD&A Q3 2019 | 16

Net income (loss) before and after income tax has fluctuated significantly over the past eight quarters, as it has been heavily influenced by operating performance and other adjustments. Net income for the third quarter of 2019 was negatively impacted by $6.8 million of deferred tax expense, primarily related to the devaluation of the Argentine peso. Net income for the first quarter of 2019 was negatively impacted by a $5.4 million loss on redemption of a portion of our 2013 Convertible Notes. Net income for the fourth quarter of 2018 was negatively impacted by a $2.8 million expense related to the premium paid over the prevailing market price on the purchase of SilverCrest shares. Net income for the second quarter of 2018 was negatively impacted by the recognition of a $5.8 million income tax expense related to the re-organization of our business units in Argentina.

Three months ended September 30, 2019, compared to the three months ended September 30, 2018

Net income attributable to our shareholders for the three months ended September 30, 2019 was $20.7 million ($0.17 per share), compared to net income of $6.4 million ($0.05 per share) in the same period of 2018. The following is a summary and discussion of the significant components of income and expenses recorded during the three months ended September 30, 2019 compared to the same period in the prior year.

Revenue

Realized gold and silver prices are non-GAAP financial measures. Please see the discussion under "Non-GAAP Financial Measures" in Section 8.

In the three months ended September 30, 2019, we recognized total revenues of $147.8 million, compared to $115.0 million in the comparative period of 2018. This increase was primarily due to a 22% increase in the average realized gold sales price at Marigold mine and Seabee Gold Operation, as well as an increase in silver ounces sold at Puna Operations by 142%, offset partially be a decrease in gold ounces sold.

▪
At the Marigold mine, we recognized revenues of $74.8 million in the third quarter of 2019 from the sale of 50,617 payable ounces of gold at an average realized gold price of $1,481 per ounce. In the third quarter of 2018, revenues were $71.8 million from the sale of 59,583 payable ounces of gold at an average realized gold price of $1,207 per ounce.

▪
At the Seabee Gold Operation, we recognized revenues of $41.3 million in the third quarter of 2019 from the sale of 27,928 payable ounces of gold, at an average realized gold price of $1,480 per ounce. In the third quarter of 2018, revenues were $35.3 million from the sale of 29,160 payable ounces of gold at an average realized gold price of $1,210 per ounce.

▪
At Puna Operations, we recognized revenues of $31.7 million in the third quarter of 2019, higher than the $7.9 million in the same period in 2018. Sales volumes were higher in the third quarter of 2019 as we continued to deliver concentrate to customers under our annual contracts. We sold 1.4 million payable ounces of silver in the third quarter of 2019, higher than the 0.6 million payable ounces of silver sold in the comparative period. In addition to higher sales volumes, realized silver prices were higher in the third quarter of 2019, averaging $17.31 per ounce excluding the impact of period-end price adjustments on provisionally priced sales, compared to $15.45 per ounce in the same period in 2018. We also had a positive mark-to-market impact of $4.0 million in the third quarter of 2019 compared to a negative mark-to-market impact of $1.4 million in the same period in 2018. At September 30, 2019, sales contracts containing 1.2 million ounces of silver were subject to final price settlement over the next three months.

Cost of sales

Cost of sales for the third quarter of 2019 was $95.9 million, higher than the $93.2 million in the third quarter of 2018.

▪
At the Marigold mine, cost of sales in the third quarter of 2019 was $52.8 million, generating income from mine operations of $22.1 million, equal to a gross margin of 29.5%. This compares to cost of sales of $58.6 million in the third quarter of 2018, generating income from mine operations of $13.3 million, equal to a gross margin of 18.4%. The higher margin is due to higher realized gold price during the current period, offset partially by higher unit inventory costs. The higher unit inventory costs were driven by lower grades mined in previous quarters combined with higher mine costs as a result of higher tire and fuel operating costs in the haul fleet.

SSR Mining Inc.	MD&A Q3 2019 | 17

▪
At the Seabee Gold Operation, cost of sales in the third quarter of 2019 was $19.2 million, generating income from operations of $22.1 million, equal to a gross margin of 53.6%. In the comparative period of 2018, cost of sales was $24.2 million, generating income from operations of $11.1 million, equal to a gross margin of 31.4%. The higher margin is mainly due to higher realized gold price during the current period and lower unit inventory costs driven by higher grades.

▪
At Puna Operations, cost of sales in the third quarter of 2019 was $24.0 million, generating income from mine operations of $7.7 million, equal to a gross margin of 24.3%. This compares to cost of sales of $10.4 million in the third quarter of 2018, generating a loss from mine operations of $2.4 million and a negative gross margin of 30.8%. The higher margin is mainly due to higher realized silver price and silver grade during the current period.

Other operating costs

General and administrative expenses in the three months ended September 30, 2019 were $7.6 million compared to $6.0 million in the three months ended September 30, 2018. The increase was primarily due to higher share-based compensation expense in the current period, partially offset by expenses incurred in the third quarter of 2018 as a result of the re-organization of our business units in Argentina. General and administrative share-based compensation expense for three months ended September 30, 2019 and 2018 was $3.4 million and $0.6 million, respectively.

Exploration, evaluation and reclamation costs of $4.4 million for the three months ended September 30, 2019 were lower than the $5.7 million for the three months ended September 30, 2018. The majority of expenditures in the three months ended September 30, 2019 and 2018 related to greenfield exploration work performed at the Seabee Gold Operation.

Non-operating items

During the third quarter of 2019, interest expense and other finance costs were $8.2 million compared to $8.2 million in the third quarter of 2018. For the third quarter of 2019, the interest expense was mainly attributable to our 2013 Notes and 2019 Notes, while in the third quarter of 2018, the interest expense was mainly attributable to our 2013 Notes.

We recognized a foreign exchange loss for the three months ended September 30, 2019 of $1.1 million compared to a foreign exchange gain of $2.2 million for the three months ended September 30, 2018. Our main foreign exchange exposures are related to net monetary assets and liabilities denominated in Argentina pesos and Canadian dollars. During the three months ended September 30, 2019, the foreign exchange loss resulted mainly from a significantly weaker Argentine peso in which our VAT receivable asset is denominated, partially offset by our declining moratorium liability. During the three months ended September 30, 2018, the gain resulted mainly from a significantly weaker Argentine peso at a time in which our moratorium liability exceeded our VAT receivable balance.

Taxation

For the three months ended September 30, 2019, we recognized an income tax expense of $14.8 million compared to an income tax expense of $4.4 million in the three months ended September 30, 2018. The income tax expense in the third quarter of 2019 consists of a current tax expense of $9.7 million and a deferred tax expense of $5.1 million. Income tax expense is a result of profitable operations at the Marigold mine and Seabee Gold Operation and metal concentrate and gold sales activities in Canada, offset partially by general and administrative expenses. Further, income tax expense in the period included $6.8 million of deferred tax expense related to Puna Operations. Deferred tax expense for Puna Operations arises primarily due to inflationary impacts on monetary items and an erosion of its tax basis due to the devaluation of the Argentine peso, partially offset by inflationary adjustments to the tax basis of property, plant and equipment.

The income tax expense for the three months ended September 30, 2018 consists of a current tax expense of $1.6 million and a deferred tax expense of $2.8 million. The total income tax expense for the period was a result of the re-organization of our business units in Argentina, profitable operations at the Marigold mine and Seabee Gold Operation, and metal concentrate and gold sales activities in Canada. Offsets to the income tax expense items include the general and administrative expenses in Canada and a $1.1 million recovery of tax expense related to the restructure in Argentina

SSR Mining Inc.	MD&A Q3 2019 | 18

due to favorable foreign exchange between the previous period when the liability was recognized and the date the payment was made.

Other comprehensive income

During the third quarter of 2019, we recognized a gain, net of tax, of $10.0 million on marketable securities, compared to a loss of $1.9 million in the third quarter of 2018. The gain, net of tax, recognized in the current period is mainly due to valuation movements in our investment in SilverCrest, compared to the loss in the prior period as a result of overall valuation movements in our marketable securities.

Nine months ended September 30, 2019 compared to the nine months ended September 30, 2018

Net income attributed to our shareholders for the nine months ended September 30, 2019, was $37.8 million ($0.31 per share), compared to $9.9 million ($0.08 per share) in the same period of 2018. Net income for the nine months ended September 30, 2019, was impacted by a $5.4 million loss on the redemption of a portion of our 2013 Convertible Notes. Net income for the nine months ended September 30, 2018 was impacted by a $5.8 million tax expense relating to the re-organization of our business units in Argentina.

Revenue

Realized gold and silver prices are non-GAAP financial measures. Please see the discussion under "Non-GAAP Financial Measures" in Section 8.

In the nine months ended September 30, 2019, we recognized total revenues of $429.2 million, compared to $317.0 million recognized in the comparative period of 2018. The increase was due to higher gold sales from the Marigold mine and Seabee Gold Operation and higher silver sales ounces from Puna Operations.

▪
At the Marigold mine, we recognized revenues of $225.1 million in the nine months ended September 30, 2019 from the sale of 165,769 payable ounces of gold at an average realized gold price of $1,359 per ounce. In the nine months ended September 30, 2018, revenues were $188.4 million from the sale of 148,256 payable ounces of gold at an average realized gold price of $1,272 per ounce.

▪
At the Seabee Gold Operation, we recognized revenues of $110.0 million in the nine months ended September 30, 2019 from the sale of 80,177 payable ounces of gold at an average realized gold price of $1,372 per ounce. In the nine months ended September 30, 2018, revenues were $88.9 million from the sale of 69,660 payable ounces of gold at an average realized gold price of $1,276 per ounce.

▪
At Puna Operations, we recognized revenues of $94.1 million in the nine months ended September 30, 2019 from the sale of 4.7 million payable ounces of silver, at an average realized silver price of $15.71 per ounce. In the nine months ended September 30, 2018, revenues were $39.7 million from the sale of 2.7 million payable ounces of silver, at an average realized silver price of $16.32 per ounce. Sales volumes were higher as we continued to deliver concentrates to customers under our annual contracts. In addition, we also had a positive mark-to-market impact of $4.0 million on provisionally priced sales for the nine months ended September 30, 2019, compared to a $0.7 million negative mark-to-market adjustment in the nine months ended September 30, 2018. At September 30, 2019, sales contracts containing 1.2 million ounces of silver were subject to final price settlement over the next three months.

Cost of sales

Cost of sales for the nine months ended September 30, 2019, was $317.3 million, compared to $256.7 million in the nine months ended September 30, 2018. Cost of sales were higher in the current period primarily due to higher volumes of gold sold from the Marigold mine and the Seabee Gold Operation and higher volumes of silver sold from Puna Operations.

▪
At the Marigold mine, cost of sales in the nine months ended September 30, 2019 was $176.1 million, generating income from operations of $49.0 million, equal to a gross margin of 21.8%. This compared to cost of sales in the nine months ended September 30, 2018, of $148.2 million, generating income from mine operations of

SSR Mining Inc.	MD&A Q3 2019 | 19

$40.2 million, equal to a gross margin of 21.3%. The increase in gross margin is mainly due to higher average realized gold price in the period, offset partially by higher unit costs of inventory. The higher unit inventory costs were driven by lower grades mined in previous quarters combined with higher mine costs as a result of higher tire and fuel operating costs in the haul fleet.

▪
At the Seabee Gold Operation, cost of sales in the nine months ended September 30, 2019 was $62.4 million, generating income from operations of $47.6 million, equal to a gross margin of 43.2%. In the nine months ended September 30, 2018, cost of sales was $65.3 million, generating income from operations of $23.5 million, equal to a gross margin of 26.5%. The higher margin is mainly due to higher realized average gold prices and lower unit inventory costs driven by higher grades.

▪
At Puna Operations, cost of sales in the nine months ended September 30, 2019 was $78.7 million, generating income from operations of $15.4 million, equal to a gross margin of 16.4%. This compared to cost of sales in the nine months ended September 30, 2018 of $43.1 million, generating a loss from operations of $3.4 million, equal to a negative gross margin of 8.5%. The higher margin in the nine months ended September 30, 2019 is mainly due to higher silver grade and by-product revenue during the current period, offset partially by higher unit inventory costs.

Other operating costs

General and administrative expenses in the nine months ended September 30, 2019 were $20.7 million, comparable to the $20.8 million in the nine months ended September 30, 2018. General and administrative share-based compensation expense for the nine months ended September 30, 2019 and 2018 was $7.5 million and $5.2 million, respectively. Share-based compensation increased due to higher share prices in the current period. The increase in share-based compensation was partially offset by expenses incurred in the nine months ended September 30, 2018 as a result of the re-organization of our business units in Argentina.

Exploration, evaluation and reclamation costs of $12.2 million for the nine months ended September 30, 2019 were comparable to the $12.6 million for the nine months ended September 30, 2018. The majority of expenditures in the nine months ended September 30, 2019 and 2018 related to greenfield exploration work performed at the Seabee Gold Operation.

Non-operating items

During the nine months ended September 30, 2019, we recognized interest expense and other finance costs of $24.1 million compared to $25.4 million recorded in the nine months ended September 30, 2018. For the nine months ended September 30, 2019, the interest expense was mainly attributable to our 2019 Notes and 2013 Notes, while in the nine months ended September 30, 2018 the interest expense was mainly attributable to our 2013 Notes. In addition, in the first quarter of 2019, we recorded a $5.4 million loss on redemption of a portion of the 2013 Notes.

We recognized a foreign exchange loss for the nine months ended September 30, 2019 of $0.7 million compared to a $11.2 million foreign exchange gain recorded for the nine months ended September 30, 2018. Our main foreign exchange exposures are related to net monetary assets and liabilities denominated in Argentina pesos and Canadian dollars. The foreign exchange loss for the nine months ended September 30, 2019 was mainly due to a weakening of the Argentine peso. The foreign exchange gain for the nine months ended September 30, 2018 resulted mainly from a significantly weaker Argentine peso at a time in which our moratorium liability exceeded our VAT receivable balance.

Taxation

For the nine months ended September 30, 2019, we recognized an income tax expense of $18.7 million compared to $13.1 million in the nine months ended September 30, 2018. The income tax expense in the nine months ended September 30, 2019 consists of a current tax expense of $17.1 million and a deferred tax expense of $1.6 million. Income tax expense is a result of profitable operations at the Marigold mine and Seabee Gold Operation, metal concentrate and gold sales activities in Canada, as well as foreign exchange and inflation adjustments to the tax basis in Argentina. This is partially offset by the impact of general and administrative expenses incurred in Canada and a $1.7 million tax recovery relating to the redemption of a portion of the 2013 Notes.

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The total income tax expense for the nine months ended September 30, 2018 consists of a current tax expense of $7.7 million and a deferred tax expense of $5.4 million. Income tax expense was a result of the restructure of our Argentine business units, profitable operations at the Marigold mine and the Seabee Gold Operation, as well as the metal concentrate and gold sales activities in Canada and the restructure of our business units in Argentina, offset partially by the impact of general and administrative expenses incurred in Canada.

Other comprehensive income

During the nine months ended September 30, 2019, we recognized a gain, net of tax, of $17.3 million on marketable securities compared to a loss of $39.8 million in the comparative period of 2018. The gain, net of tax, recognized in the current period is mainly due to valuation movements in our investment in SilverCrest compared to the loss in the prior period which is mainly due to valuation movements in our investment in Pretium Resources Inc., which was fully sold in May 2018.

Financial Position and Liquidity

	As at September 30,	As at December 31,
Amounts in thousands	2019	2018
Cash and cash equivalents	$474,479	$419,212
Working capital (1)	636,310	649,865
Total assets	1,688,443	1,521,138
Non-current financial liabilities	167,952	247,551

Three months ended September 30,		Nine months ended September 30,
Amounts in thousands	2019	2019
Cash generated by operating activities	$52,502	$85,566
Cash generated used in investing activities	(29,308)	(108,025)
Cash generated by financing activities	2,572	80,804

(1)
We report the additional GAAP financial measure of working capital to manage and evaluate operating performance at our mines. For further information, please refer to “Non-GAAP Financial Measures” in Section 8.

Liquidity

At September 30, 2019, we had $474.5 million of cash and cash equivalents, an increase of $55.3 million from December 31, 2018. For the nine months ended September 30, 2019, we generated cash from operating activities of $85.6 million, while $37.0 million was invested in plant and equipment, $22.0 million was used to acquire the Trenton Canyon and Buffalo Valley properties in Nevada, $19.5 million was invested in capitalized stripping, $10.1 million was invested in underground development and $8.0 million was invested in capital exploration. We also invested $14.2 million in the development of the Chinchillas project and we received $3.0 million from the sale of marketable securities.

At September 30, 2019, our working capital position of $636.3 million was slightly lower than our working capital position of $649.9 million at December 31, 2018. We manage our liquidity position with the objectives of ensuring sufficient funds available to meet planned operating requirements and providing support to fund strategic growth initiatives. Our cash balance at September 30, 2019, along with projected operating cash flows, are expected to be sufficient to fund planned activities over the next twelve months from the date of this MD&A. We continue to focus on capital allocation and our cost reduction strategy while also implementing various optimization activities at our operations to improve the cash generating capacity of each operation.

Of our current cash and cash equivalents balance, $471.3 million was held in Canada and the United States. At September 30, 2019, we had $2.2 million cash in Argentina, which was mostly held in U.S. dollars. All cash is invested in short-term investments or high interest savings accounts under our investment policy with maturities of 90 days or less providing us with sufficient liquidity to meet our foreseeable corporate needs.

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Capital Resources
Our objectives when managing capital are to:

▪	safeguard our ability to continue as a going concern in order to develop and operate our current projects and pursue strategic growth initiatives; and

▪	maintain a flexible capital structure which lowers our cost of capital.
In assessing our capital structure, we include in our assessment the components of shareholders’ equity and our 2013 Notes and 2019 Notes. In order to facilitate the management of capital requirements, we prepare annual expenditure budgets and continuously monitor and review actual and forecasted cash flows. The annual budget and updated forecasts are monitored and approved by our Board of Directors.
To maintain or adjust the capital structure, we may, from time to time, issue new shares or debt, repay debt or dispose of non-core assets. We expect our current capital resources will be sufficient to meet our business requirements for a minimum of twelve months.

In the first quarter of 2019, we issued the 2019 Notes for net proceeds of $222.9 million after payment of commissions and expenses related to the offering. The 2019 Notes mature on April 1, 2039 and bear an interest rate of 2.5% per annum, payable semi-annually in arrears on April 1 and October 1 of each year. The 2019 Notes are convertible into our common shares at a fixed conversion rate, subject to certain anti-dilution adjustments. The 2019 Notes are convertible into our common shares at an initial conversion rate of 54.1082 common shares per $1,000 principal amount of 2019 Notes converted, equivalent to an initial conversion price of $18.48 per common share.

Prior to April 1, 2023, we may not redeem the 2019 Notes, except in the event of certain changes in Canadian tax laws. On or after April 1, 2023 and prior to April 1, 2026, we may redeem all or part of the 2019 Notes for cash, but only if the last reported sales price of our common shares for 20 or more trading days in a period of 30 consecutive trading days exceeds 130% of the conversion price in effect on each such trading day. On or after April 1, 2026, we may redeem the 2019 Notes in full or in part, for cash. Holders of the 2019 Notes have the right to require us to repurchase all or part of their 2019 Notes on April 1 of each of 2026, 2029 and 2034, or upon certain fundamental corporate changes. The repurchase price will be equal to 100% of the 2019 Notes, plus accrued and unpaid interest to the repurchase date.

Concurrent with the 2019 Notes offering, we repurchased, in separate privately negotiated transactions, $150.0 million of our outstanding $265 million of 2013 Notes.

Our $75 million senior secured revolving credit facility has a term to June 8, 2020, with a $25.0 million accordion. As of September 30, 2019, we were in compliance with externally-imposed financial covenants in relation to our credit facility. Our 2013 Notes and 2019 Notes do not contain any financial covenants.

As at September 30, 2019, we had 123,049,782 common shares and 1,853,575 stock options outstanding which are exercisable into common shares at exercise prices ranging between C$5.83 and C$24.41 per share.

Outstanding share data

Our authorized capital consists of an unlimited number of common shares without par value. As at November 5, 2019, the following common shares and options were outstanding:

	Number of shares	Exercise price	Remaining life
		CAD $	(years)
Capital stock	123,051,288
Stock options	1,852,069	5.83 - 24.41	0.13 - 6.42
Other share-based compensation awards	891,759		0.42 - 9.17
Fully diluted	125,795,116

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6. FINANCIAL INSTRUMENTS AND RELATED RISKS

We are exposed to a variety of financial risks as a result of our operations, including market risk (which includes price risk, currency risk and interest rate risk), credit risk and liquidity risk. Our overall risk management strategy seeks to reduce potential adverse effects on our financial performance. Risk management is carried out under policies approved by our Board of Directors.

We may, from time to time, use foreign exchange contracts, commodity price contracts, equity hedges and interest rate swaps to manage our exposure to fluctuations in foreign currency, metal and energy prices, marketable security values and interest rates, respectively. We do not have a practice of trading derivatives. Our use of derivatives is limited to specific programs to manage fluctuations in foreign exchange, diesel prices and marketable securities risks, which are subject to the oversight of our Board of Directors.

The risks associated with our financial instruments, and the policies on how we mitigate those risks are set out below. This is not intended to be a comprehensive discussion of all risks.

a)Market Risk

This is the risk that the fair values of financial instruments will fluctuate owing to changes in market prices. The significant market risks to which we are exposed are price risk, currency risk and interest rate risk.

(i)   Price Risk

This is the risk that the fair values or future cash flows of our financial instruments will fluctuate because of changes in market prices. Income from mine operations in the next year depends on the metal prices for gold, silver, and to a lesser extent lead and zinc, and also prices of input commodities such as diesel. These prices are affected by numerous factors that are outside of our control, such as:

▪global or regional consumption patterns;
▪the supply of, and demand for, these metals;
▪speculative activities;
▪the availability and costs of metal substitutes;
▪inflation; and
▪political and economic conditions, including interest rates and currency values.

The principal financial instruments that we hold which are impacted by commodity prices are our concentrate trade receivables. The majority of our sales agreements are subject to pricing terms that settle within one to three months after delivery of concentrate, and this adjustment period represents our trade receivable exposure to variations in commodity prices.

We have not hedged the price of any precious metals as part of our overall corporate strategy.

We hedge a portion of our diesel consumption with the objective of securing future costs. We execute swap and option contracts under a risk management policy approved by our Board of Directors. In addition, due to the ice road supply at the Seabee Gold Operation, we purchase annual consumable supplies in advance at prices which are generally fixed at time of purchase, not during period of use.

There has been no significant change in our objectives and policies for managing this risk and no significant change in our exposure to this risk during the nine months ended September 30, 2019.

(ii) Currency Risk

Currency risk is the risk that the fair values or future cash flows of our financial instruments and other assets and liabilities will fluctuate because of changes in foreign currency rates. Our financial instruments are exposed to currency risk where those instruments are denominated in currencies that are not the same as the functional currency of the entity that holds them; exchange rate gains and losses in these situations impact earnings.

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We monitor and manage this risk with the objective of ensuring our group-wide exposure to negative fluctuations in currencies against the U.S. dollar is managed. There has been no significant change in our objectives and policies for managing this risk. Effective September 2, 2019, Argentina introduced new Central Bank regulations which require export proceeds to be converted into Argentine pesos within five business days of such proceeds entering the country. These provisions are intended to be temporary until December 31, 2019. While these provisions remain in effect, we are unable to hold funds in Argentina in U.S. dollars, which may increase our risk exposure to the Argentine peso, depending on the overall cash position within the country.

(iii)  Interest Rate Risk
Interest rate risk is the risk that the fair values or future cash flows of our financial instruments will fluctuate because of changes in market interest rates. Interest rate risk arises from the interest rate impact on our cash and cash equivalents because these are the only financial instruments we hold that are impacted by interest based on variable market interest rates. The 2013 Notes and 2019 Notes have fixed interest rates and are not exposed to fluctuations in interest rates. A change in interest rates would impact the fair value of the 2013 Notes and 2019 Notes, but because we record the 2013 Notes and 2019 Notes at amortized cost, there would be no impact on our financial results. We monitor our exposure to interest rates closely and have not entered into any derivative contracts to manage our risk.

There has been no significant change in our objectives and policies for managing this risk and no significant change in our exposure to this risk during the nine months ended September 30, 2019.

b)Credit Risk

Credit risk is the risk that a third party might fail to discharge its obligations under the terms of a financial contract. Our credit risk is limited to the following instruments:

(i) Credit risk related to financial institutions and cash deposits

Under our investment policy, investments are made only in highly-rated financial institutions and corporate and government securities. We diversify our holdings and consider the risk of loss associated with investments to be low.

(ii) Credit risk related to trade receivables

We are exposed to credit risk through our trade receivables on concentrates sales, which are principally with internationally-recognized counterparties. Payments of receivables are scheduled, routine and received within a contractually agreed time frame. We manage this risk by requiring provisional payments of at least 75% of the value of the concentrate shipped and through utilizing multiple counterparties.

(iii) Credit risk related to other financial assets

Our credit risk with respect to other financial assets includes deferred consideration following the sales of various mineral properties. We have security related to these payments in the event of default.

We also have credit risk through our VAT receivables and Puna credit balances that are collectible in Argentine pesos from the government of Argentina. The balance is expected to be recoverable in full, however, due to legislative rules and the complex collection process, a significant portion of the asset is classified as non-current until government approval of the recovery claim is approved.

Liquidity Risk

Liquidity risk is the risk that we will not be able to meet our obligations under our financial instruments as they fall due. We manage our liquidity risk through a rigorous planning and budgeting process, which is reviewed and updated on a regular basis, to help determine the funding requirements to support our current operations, expansion and development plans, and by managing our capital structure. Our objective is to ensure that there are sufficient committed financial resources to meet our business requirements for a minimum of twelve months.

A detailed discussion of our liquidity position as at September 30, 2019 is included in Section 5.

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7.	RISKS AND UNCERTAINTIES

The mining industry involves many risks which are inherent to the nature of the business, global economic trends and economic, environmental and social conditions in the geographical areas of operation. As a result, we are subject to a number of risks and uncertainties, each of which could have an adverse effect on our operating results, business prospects or financial position. We continuously assess and evaluate these risks and minimize them by implementing high operating standards and processes to identify, assess, report and monitor risks across our organization.

For a comprehensive list of other risks and uncertainties affecting our business, please refer to the section entitled "Risk Factors" in our most recent Annual Information Form, which is available at www.sedar.com, and our most recent Annual Report on Form 40-F, which is available on the EDGAR section of the SEC website at www.sec.gov.

There has been no significant change in our risks and uncertainties.

8.	NON-GAAP FINANCIAL MEASURES

The non-GAAP financial measures presented do not have any standardized meaning prescribed by IFRS and are therefore unlikely to be directly comparable to similar measures presented by other issuers. The data presented is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. These non-GAAP measures should be read in conjunction with our consolidated financial statements.

Non-GAAP financial measures - cash costs and AISC per payable ounce of precious metals sold

We use the non-GAAP financial measures of cash costs and AISC per payable ounce of precious metals sold to manage and evaluate operating performance. We believe that, in addition to conventional measures prepared in accordance with GAAP, certain investors use this information to evaluate our performance and ability to generate cash flows. Cash costs per ounce metrics, net of by-product credits, are also used in our internal decision making processes. Accordingly, the data presented is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP.

In line with the guidance published by the World Gold Council, AISC reflect the full cost of operating our consolidated business as they include the cost of replacing ounces through exploration, cost of sustaining capital and general and administrative expenses. Expansionary capital is not included in this measure.

On November 16, 2018, the World Council announced an update to its Guidance Note on AISC with application effective starting January 1, 2019. This update is intended to provide additional transparency about the costs of gold production and support further consistency of application of the Guidance Note. The major updates to the Guidance Note include providing a more specific definition of non-sustaining costs as those costs incurred at "new operations" and costs related to "major projects at existing operations" where these projects will materially benefit the operation in the future. The Guidance Note has defined "material benefit" as an increase of at least 10% in annual or life of mine production, net present value or reserves compared to the remaining life of the operation. We adopted the updates to the Guidance Note, effective September 30, 2019. Prior period comparatives have been updated to align with the updated Guidance Note.

The following table provides a reconciliation of our condensed consolidated interim statements of income (loss) to cash costs and AISC per payable ounce of precious metals sold for the three month periods indicated below:

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	Q3	Q2	Q1	Q4	Q3
	2019	2019	2019	2018	2018
	$000s	$000s	$000s	$000s	$000s
Marigold mine
Cost of sales (A)	$52,755	$64,100	$59,282	$51,884	$58,594
Add: Treatment and refining costs	68	56	73	78	58
Less: By-product revenue	(25)	(13)	(14)	(11)	(13)
Less: Depreciation, depletion and amortization	(11,204)	(14,333)	(14,290)	(13,571)	(16,266)
Cash costs	41,594	49,810	45,051	38,380	42,373
Sustaining capital expenditure	10,496	6,924	3,167	8,328	9,343
Exploration and evaluation costs (sustaining)	1,336	954	636	465	683
Reclamation cost	409	268	429	253	309
Capitalized stripping costs	2,031	871	2,293	1,208	2,529
AISC	$55,866	$58,827	$51,576	$48,634	$55,237

Seabee Gold Operation
Cost of sales (B)	$19,196	$20,475	$22,759	$19,544	$24,208
Add: Treatment and refining costs	(4)	52	33	46	40
Less: By-product revenue	(11)	(7)	(8)	(10)	(12)
Less: Depreciation, depletion and amortization	(8,771)	(7,761)	(9,712)	(8,678)	(11,216)
Cash costs	10,410	12,759	13,072	10,902	13,020
Sustaining capital expenditure	5,406	3,358	8,772	624	968
Capitalized development	3,352	3,345	3,379	2,910	1,812
Exploration and evaluation costs (sustaining)	768	605	1,251	1,330	1,407
Reclamation cost	34	34	34	34	33
AISC	$19,970	$20,101	$26,508	$15,800	$17,240

Puna Operations (1)
Cost of sales (C)	$23,991	$40,747	$13,972	$15,749	$10,355
Add: Treatment and refining costs	1,687	3,887	1,709	807	820
Less: By-product revenue	(4,178)	(12,306)	(6,116)	(2,719)	(360)
Less: Depreciation, depletion and amortization	(1,353)	(8,078)	(1,146)	(752)	(478)
Cash costs	20,147	24,250	8,419	13,085	10,337
Sustaining capital expenditure	3,453	3,119	1,543	3,849	2,390
Exploration and evaluation costs (sustaining)	229	65	1	—	—
Reclamation cost	994	605	590	888	567
Capitalized stripping costs	1,604	7,302	6,191	—	—
AISC	$26,427	$35,341	$16,744	$17,822	$13,294

Cost of sales, per Consolidated Statement of Income (A+B+C)	95,942	125,322	96,013	87,177	93,157

AISC (total for all mines)	102,263	114,269	94,828	82,256	85,771
General and administrative costs	7,602	6,214	6,871	12,108	5,985
Consolidated AISC	109,865	120,483	101,699	94,364	91,756

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	Q3	Q2	Q1	Q4	Q3
	2019	2019	2019	2018	2018
Marigold mine
Payable ounces of gold sold (oz)	50,617	59,666	55,486	50,524	59,583
Cash costs per payable gold ounce sold ($/oz)	$822	$835	$812	$760	$711
AISC per payable gold ounce sold ($/oz)	$1,104	$986	$930	$963	$927

Seabee Gold Operation
Payable ounces of gold sold (oz)	27,928	24,264	27,985	21,700	29,160
Cash costs per payable gold ounce sold ($/oz)	$373	$526	$467	$502	$447
AISC per payable gold ounce sold ($/oz)	$715	$828	$947	$728	$591

Puna Operations
Payable ounces of silver sold (oz)	1,416,487	2,474,058	847,286	871,303	593,739
Cash costs per payable silver ounce sold ($/oz)	$14.22	$9.80	$9.94	$15.02	$17.41
AISC per payable silver ounce sold ($/oz)	$18.66	$14.28	$19.76	$20.45	$22.39

Realized gold price ($/oz)	1,480	1,314	1,303	1,230	1,208
Realized silver price ($/oz)	17.31	14.92	15.35	14.42	15.45

Precious metals equivalency
Total cash costs (for all metals)	72,151	86,819	66,542	62,367	65,730
Equivalent payable gold ounces sold (1)	95,112	112,022	93,452	82,439	96,337
Cash costs per equivalent payable gold ounce sold ($/oz)	$759	$775	$712	$757	$682
Consolidated AISC per equivalent payable gold ounce sold ($/oz)	$1,155	$1,076	$1,088	$1,145	$952

(1) Gold equivalent ounces have been established using realized gold and silver prices in the period and applied to the recovered metal content of the gold and silver sold by the Marigold mine, the Seabee Gold Operation and Puna Operations. We have not included zinc and lead as they are considered by-products.

Non-GAAP financial measures - realized metal prices

Average realized price per ounce of silver sold in each reporting period excludes the period end price adjustments and final settlements on concentrate shipments. The price adjustments do not apply to gold bullion sales.

Non-GAAP financial measures - working capital

Working capital is a non-GAAP measure calculated as current assets less current liabilities. Working capital does not have any standardized meaning prescribed by GAAP and is therefore may not be comparable to similar measures presented by other companies.

Non-GAAP financial measures - gross margin from mine operations

Gross margin from mine operations is a non-GAAP measure calculated as the difference between revenue and cost of sales, divided by revenue, expressed as a percentage.
Non-GAAP financial measures - adjusted attributable net income
We have included the non-GAAP financial performance measures of adjusted attributable income before tax, adjusted income tax recovery (expense), adjusted attributable net income and adjusted basic attributable income per share. Adjusted net income excludes gains/losses and other costs incurred for acquisitions and disposals of mineral properties and exploration and evaluation assets, impairment charges and reversals, unrealized and realized gains/losses on financial instruments, significant non-cash foreign exchange impacts as well as other significant non-cash, non-recurring items. We exclude these items from net income to provide a measure which allows investors to evaluate the operating

SSR Mining Inc.	MD&A Q3 2019 | 27

results of our underlying core operations and our ability to generate liquidity through operating cash flow to fund working capital requirements, future capital expenditures and service outstanding debt. We believe that, in addition to conventional measures prepared in accordance with GAAP, certain investors may use this information to evaluate our performance. Accordingly, the data presented is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP.

The following table provides a reconciliation of adjusted net income to our consolidated financial statements:

	Three months ended September 30,		Nine months ended September 30,
	2019	2018	2019	2018
	$000s	$000s	$000s	$000s

Income before income tax	32,981	6,632	54,981	15,649
Non-controlling interest	2,609	4,146	1,558	7,352
Income before tax attributable to our equity holders	35,590	10,778	56,539	23,001

Adjusted for:
Non-cash finance expense, net of non-cash finance income	4,188	5,169	12,682	15,389
Impairment charges	—	—	573	—
Non-cash foreign exchange loss (gain)	4,192	(2,242)	6,251	(11,607)
Loss on convertible notes	—	—	5,423	—
Other items	(904)	320	586	7,030
Adjusted income before tax attributable to our equity holders	43,066	14,025	82,054	33,813

Income tax expense per Consolidated Interim Statement of Income (Loss)	(14,849)	(4,404)	(18,703)	(13,136)
Adjusted for:
Change in prior period estimates	(402)	(439)	(144)	459
Change in economic estimates related to reclamation	832	—	832	—
Argentina reorganization	—	(1,050)	—	4,728
Initial recognition of deferred tax in Argentina	—	2,649	—	2,649
Tax impact on the redemption of 2013 convertible notes	—	—	(1,687)	—
Other items	(215)	—	83	—
Adjusted income tax expense	(14,634)	(3,244)	(19,619)	(5,300)

Adjusted net income attributable to our equity holders	28,432	10,781	62,435	28,513

Weighted average shares outstanding (000's)	121,742	120,233	121,337	120,064

Adjusted basic income per share attributable to our equity holders	$0.23	$0.09	$0.51	$0.24

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9.	CRITICAL ACCOUNTING POLICIES AND ESTIMATES

Basis of preparation and accounting policies

Our condensed consolidated interim financial statements have been prepared in accordance with IFRS as issued by the IASB applicable to the preparation of interim financial statements, including IAS 34, Interim Financial Reporting. The comparative information has also been prepared on this basis. Our condensed consolidated interim financial statements should be read in conjunction with our audited consolidated financial statements for the year ended December 31, 2018.

The accounting policies applied in the preparation of our condensed consolidated interim financial statements are consistent with those applied and disclosed in our audited consolidated financial statements for the year ended December 31, 2018, except for the adoption of IFRS 16 - Leases ("IFRS 16").

We have adopted all of the requirements of IFRS 16 as of January 1, 2019. IFRS 16 introduces a single lessee accounting model and requires a lessee to recognize assets and liabilities for leases.

On adoption of IFRS 16, we have recognized right-of-use assets of $4.3 million within property, plant and equipment. We have recognized lease liabilities of $4.3 million as at January 1, 2019. The weighted average incremental borrowing rate for lease liabilities initially recognized as of January 1, 2019 was 7.5%.

Critical Accounting Estimates and Judgments

The preparation of financial statements in conformity with IFRS requires the use of judgments and/or estimates that affect the amounts reported and disclosed in the consolidated financial statements and related notes. Critical accounting estimates represent estimates that are uncertain and for which changes in those estimates could materially impact our consolidated financial statements. Areas of judgment and key sources of estimation uncertainty that have the most significant effect are disclosed in Note 2(u) of our consolidated financial statements for the year ended December 31, 2018.

10.	INTERNAL CONTROL OVER FINANCIAL REPORTING AND DISCLOSURE CONTROLS AND PROCEDURES

Management is responsible for establishing and maintaining adequate internal control over financial reporting and disclosure controls and procedures. Any system of internal control over financial reporting, no matter how well designed, has inherent limitations. Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation. There have been no changes in our internal control over financial reporting or disclosure controls and procedures during the three and nine months ended September 30, 2019, that have materially affected, or are reasonably likely to affect, our internal control over financial reporting.

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11.	CAUTIONARY NOTES REGARDING FORWARD-LOOKING STATEMENTS AND MINERAL RESERVES AND MINERAL RESOURCES ESTIMATES

This MD&A contains forward-looking information within the meaning of Canadian securities laws and forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 (collectively, “forward-looking statements”). All statements, other than statements of historical fact, are forward-looking statements.

Generally, forward-looking statements can be identified by the use of words or phrases such as “expects,” “anticipates,” “plans,” “projects,” “estimates,” “assumes,” “intends,” “strategy,” “goals,” “objectives,” “potential,” “believes,” or variations thereof, or stating that certain actions, events or results “may,” “could,” “would,” “might” or “will” be taken, occur or be achieved, or the negative of any of these terms or similar expressions. The forward-looking statements in this MD&A relate to, among other things: future production of gold, silver and other metals; future cash costs and AISC per payable ounce of gold, silver and other metals sold; expected achievement of our annual production and cash costs guidance; expected exploration and development expenditures; the prices of gold, silver and other metals; the effects of laws, regulations and government policies affecting our operations or potential future operations; future successful development of our projects; the sufficiency of our current working capital, capital resources, anticipated operating cash flow or our ability to raise necessary funds; estimated production rates for gold, silver and other metals produced by us; expected metallurgical results and recovery rates; achieving higher annual gold equivalent production in 2019; our ability to discover and increase Mineral Resources, replace and increase Mineral Reserves and convert Mineral Resources to Mineral Reserves at the Marigold mine and the Seabee Gold Operation, including (a) increasing Mineral Resources and Mineral Reserves at the Marigold mine at year-end 2019 and (b) increasing Mineral Resources at Santoy Gap HW at the Seabee Gold Operation at year-end 2019; our expected drill programs at the Marigold mine, the Seabee Gold Operation and Puna Operations; estimated mine life, including anticipated extension of the mine life of the Marigold mine into the early 2030s, without requiring expansion of mining fleet or the associated expansion capital; timing of production at the Marigold mine, the Seabee Gold Operation and Puna Operations; timing and results of our exploration and development programs; expected timing of completion of certain contract close-out and holdback costs at the Chinchillas project; ongoing or future development plans and capital replacement, improvement or remediation programs; the estimates of expected or anticipated economic returns from our mining projects, including future sales of metals, concentrates or other products produced by us; and our plans and expectations for our properties and operations.

These forward-looking statements are subject to a variety of known and unknown risks, uncertainties and other factors that could cause actual events or results to differ from those expressed or implied, including, without limitation, the following: uncertainty of production, development plans and cost estimates for the Marigold mine, the Seabee Gold Operation, Puna Operations and our projects; our ability to replace Mineral Reserves; commodity price fluctuations; political or economic instability and unexpected regulatory changes; currency fluctuations; the possibility of future losses; general economic conditions; counterparty and market risks related to the sale of our concentrates and metals; uncertainty in the accuracy of Mineral Reserves and Mineral Resources estimates and in our ability to extract mineralization profitably; differences in U.S. and Canadian practices for reporting Mineral Reserves and Mineral Resources; lack of suitable infrastructure or damage to existing infrastructure; future development risks, including start-up delays and cost overruns; our ability to obtain adequate financing for further exploration and development programs and opportunities; uncertainty in acquiring additional commercially mineable mineral rights; delays in obtaining or failure to obtain governmental permits, or non-compliance with our permits; our ability to attract and retain qualified personnel and management; the impact of governmental regulations, including health, safety and environmental regulations, including increased costs and restrictions on operations due to compliance with such regulations; unpredictable risks and hazards related to the development and operation of a mine or mineral property that are beyond our control; reclamation and closure requirements for our mineral properties; potential labour unrest, including labour actions by our unionized employees at Puna Operations; indigenous peoples' title claims and rights to consultation and accommodation may affect our existing operations as well as development projects and future acquisitions; certain transportation risks that could have a negative impact on our ability to operate; assessments by taxation authorities in multiple jurisdictions; recoverability of value added tax and Puna credits balance and significant delays in the collection process in Argentina; claims and legal proceedings, including adverse rulings in litigation against us and/or our directors or officers; compliance with anti-corruption laws and internal controls, and increased regulatory compliance costs; complying with emerging climate change regulations and the impact of climate change; fully realizing our interest in deferred consideration received in connection with recent divestitures; fully realizing the value of our shareholdings in our marketable securities, due to changes in price, liquidity or disposal cost of such marketable securities; uncertainties related to title to our mineral properties and the ability to obtain surface rights; the sufficiency of our insurance coverage; civil disobedience in the countries where our mineral properties are located; operational safety and security risks; actions

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required to be taken by us under human rights law; competition in the mining industry for mineral properties; our ability to complete and successfully integrate an announced acquisition; reputation loss resulting in decreased investor confidence; increased challenges in developing and maintaining community relations and an impediment to our overall ability to advance our projects; an event of default under our 2013 Notes or our 2019 Notes may significantly reduce our liquidity and adversely affect our business; failure to meet covenants under our senior secured revolving credit facility; information systems security threats; conflicts of interest that could arise from certain of our directors' and officers' involvement with other natural resource companies; other risks related to our common shares; and those other various risks and uncertainties identified under the heading "Risk Factors" in our most recent Annual Information Form filed with the Canadian securities regulatory authorities and included in our most recent Annual Report on Form 40-F filed with the SEC.

This list is not exhaustive of the factors that may affect any of our forward-looking statements. Our forward-looking statements are based on what our management considers to be reasonable assumptions, beliefs, expectations and opinions based on the information currently available to it. Assumptions have been made regarding, among other things, our ability to carry on our exploration and development activities, our ability to meet our obligations under our property agreements, the timing and results of drilling programs, the discovery of Mineral Resources and Mineral Reserves on our mineral properties, the timely receipt of required approvals and permits, including those approvals and permits required for successful project permitting, construction and operation of our projects, the price of the metals we produce, the costs of operating and exploration expenditures, our ability to operate in a safe, efficient and effective manner, our ability to obtain financing as and when required and on reasonable terms, our ability to continue operating the Marigold mine, the Seabee Gold Operation and Puna Operations, dilution and mining recovery assumptions, assumptions regarding stockpiles, the success of mining, processing, exploration and development activities, the accuracy of geological, mining and metallurgical estimates, no significant unanticipated operational or technical difficulties, maintaining good relations with the communities surrounding the Marigold mine, the Seabee Gold Operation and Puna Operations, no significant events or changes relating to regulatory, environmental, health and safety matters, certain tax matters and no significant and continuing adverse changes in general economic conditions or conditions in the financial markets (including commodity prices, foreign exchange rates and inflation rates). You are cautioned that the foregoing list is not exhaustive of all factors and assumptions which may have been used. We cannot assure you that actual events, performance or results will be consistent with these forward-looking statements, and management’s assumptions may prove to be incorrect. Our forward-looking statements reflect current expectations regarding future events and operating performance and speak only as of the date hereof and we do not assume any obligation to update forward-looking statements if circumstances or management’s beliefs, expectations or opinions should change other than as required by applicable law. For the reasons set forth above, you should not place undue reliance on forward-looking statements.

Qualified Persons

The scientific and technical information contained in this MD&A relating to the Marigold mine has been reviewed and approved by Greg Gibson, P.E., and James N. Carver, each of whom is a SME Registered Member and a qualified person under National Instrument 43-101 Standards of Disclosure for Mineral Projects (“NI 43-101”). Mr. Gibson is our  General Manager and Mr. Carver is our Chief Geologist at the Marigold mine. The scientific and technical information contained in this MD&A relating to the Seabee Gold Operation has been reviewed and approved by Cameron Chapman, P.Eng., and Jeffrey Kulas, P.Geo., each of whom is a qualified person under NI 43-101. Mr. Chapman is our General Manager and Mr. Kulas is our Manager Geology, Mining Operations at the Seabee Gold Operation. The scientific and technical information contained in this MD&A relating to Puna Operations has been reviewed and approved by Robert Gill, P.Eng., and F. Carl Edmunds, P.Geo., each of whom is a qualified person under NI 43-101. Mr. Gill is our General Manager at Puna Operations and Mr. Edmunds is our Vice President, Exploration.

Cautionary Note Regarding Mineral Reserves and Mineral Resources Estimates

This MD&A includes Mineral Reserves and Mineral Resources classification terms that comply with reporting standards in Canada and the Mineral Reserves and the Mineral Resources estimates are made in accordance with NI 43-101. NI 43-101 is a rule developed by the Canadian Securities Administrators that establishes standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects. These standards differ significantly from the requirements of the SEC set out in SEC Industry Guide 7. Consequently, Mineral Reserves and Mineral Resources information included in this MD&A is not comparable to similar information that would generally be disclosed by domestic U.S. reporting companies subject to the reporting and disclosure requirements of the SEC. Under SEC

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standards, mineralization may not be classified as a “reserve” unless the determination has been made that the mineralization could be economically produced or extracted at the time the reserve determination is made.

In addition, the SEC’s disclosure standards normally do not permit the inclusion of information concerning “Measured Mineral Resources,” “Indicated Mineral Resources” or “Inferred Mineral Resources” or other descriptions of the amount of mineralization in mineral deposits that do not constitute “reserves” by U.S. standards in documents filed with the SEC. U.S. investors should understand that “Inferred Mineral Resources” have a great amount of uncertainty as to their existence and great uncertainty as to their economic and legal feasibility. Moreover, the requirements of NI 43-101 for identification of “reserves” are also not the same as those of the SEC, and reserves reported by us in compliance with NI 43-101 may not qualify as “reserves” under SEC standards. Accordingly, information concerning mineral deposits set forth herein may not be comparable with information made public by companies that report in accordance with U.S. standards.

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